                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-59997


                             Subject to Completion
            Preliminary Prospectus Supplement dated February 4, 1999

PROSPECTUS SUPPLEMENT
(To prospectus dated July 30, 1998)
                                    [LOGO]

                                2,500,000 Units
                           Merrill Lynch & Co., Inc.
            STock Return Income DEbt Securities SM due August  , 2000
                             "STRIDES SM Securities"
                 Linked to the value of the Nasdaq-100 Index(R)
                        ($10 principal amount per unit)

                                ---------------

General:         . The STRIDES Securities will bear interest at a rate
                   expected to be between 5.00% and 5.25% per year. We will determine the final interest rate on the date the STRIDES Securities are initially priced for sale to the public and disclose it to you in the final prospectus supplement delivered in connection with sales of the STRIDES Securities. Interest on the STRIDES Securities is payable
                   on February   and August   of each year, beginning August
                    , 1999. We will not redeem the STRIDES Securities before
                   their maturity.

Payment at Maturity:
                 . At maturity, for each unit of the STRIDES Securities that you own, we will pay you the Redemption Amount which will equal the lesser of:

                          .The Capped Value ($12.50); and

                                    (  Ending Value  )
                          .$10  X   ( -------------  )
                                    ( Starting Value )

                 . The Starting Value will be the closing value of the Nasdaq-
                   100 Index on the date the STRIDES Securities are initially priced for sale to the public. The Starting Value will be set forth in the final prospectus supplement delivered to you in connection with sales of the STRIDES Securities.

                 . The Ending Value will be the average of the closing values of the Nasdaq-100 Index on five business days shortly prior to the stated maturity date.

                 . If the Redemption Amount is less than $10.00, you will
                   receive less at maturity than the initial issue price of each unit, which may result in a loss to you. The Redemption Amount will not exceed the Capped Value.

     We have applied to have the STRIDES Securities listed on the American Stock Exchange under the trading symbol "NML".

     Investing in the STRIDES Securities involves certain risks which are described in the "Risk Factors" section beginning on page S-6 of this prospectus supplement.

                                ---------------

                                                                 Per Unit Total
                                                                 -------- -----
     Public offering price(1)(2)................................  $10.00   $
     Underwriting discount(2)...................................  $        $
     Proceeds, before expenses, to Merrill Lynch & Co., Inc.....  $        $

    (1) Plus accrued interest from February , 1999, if settlement occurs after that date
    (2) The public offering price and the underwriting discount for any single transaction to purchase (a) between 100,000 units and
        249,999 units will be $    per unit and $    per unit,
        respectively, (b) between 250,000 units and 499,999 units will be
        $    per unit and $    per unit, respectively and (c) 500,000 units
        or more will be $    per unit and $    per unit, respectively.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The STRIDES Securities will be ready for delivery in book-entry form only
through The Depository Trust Company on or about February   , 1999.
                                ---------------
                              Merrill Lynch & Co.

                                ---------------

              The date of this prospectus supplement is    , 1999.

"STock Return Income DEbt Securities" and "STRIDES" are service marks owned by Merrill Lynch & Co., Inc. "Nasdaq", "Nasdaq-100" and "Nasdaq-100 Index" are trademarks, trade names or service marks owned by The Nasdaq Stock Market, Inc.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Summary Information--Q&A.................................................  S-3
Risk Factors.............................................................  S-6
Where You Can Find More Information......................................  S-9
Ratio of Earnings to Fixed Charges.......................................  S-9
Description of the STRIDES Securities.................................... S-10
The Index................................................................ S-18
Use of Proceeds and Hedging.............................................. S-22
United States Federal Income Taxation.................................... S-23
Underwriting............................................................. S-27
Validity of the STRIDES Securities....................................... S-27
Index of Certain Defined Terms........................................... S-28

                                   Prospectus

Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
Merrill Lynch & Co., Inc.................................................    3
Use of Proceeds..........................................................    3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................    4
Description of Debt Securities...........................................    4
Description of Debt Warrants.............................................    9
Description of Currency Warrants.........................................   11
Description of Index Warrants............................................   12
Description of Preferred Stock...........................................   17
Description of Depositary Shares.........................................   21
Description of Preferred Stock Warrants..................................   25
Description of Common Stock..............................................   27
Description of Common Stock Warrants.....................................   30
Plan of Distribution.....................................................   32
Experts..................................................................   33

                               ----------------

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

      References in this prospectus supplement to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                            SUMMARY INFORMATION--Q&A
      This summary includes questions and answers that highlight selected information from the prospectus and prospectus supplement to help you understand the STock Return Income DEbt Securities SM or STRIDES SM Securities due August , 2000. You should carefully read the prospectus and prospectus supplement to fully understand the terms of the STRIDES Securities, the Nasdaq-100 Index (the "Nasdaq-100 Index" or the "Index") as well as the tax and other considerations that are important to you in making a decision about whether to invest in the STRIDES Securities. You should, in particular, carefully review the "Risk Factors" section, which highlights certain risks, to determine whether an investment in the STRIDES Securities is appropriate for you.

What are the STRIDES Securities?

      The STRIDES Securities are a series of senior debt securities issued by ML&Co. and are not secured by collateral. The STRIDES Securities will rank equally with all of our other unsecured and unsubordinated debt. The maturity date of the STRIDES Securities will be August , 2000. We cannot redeem the STRIDES Securities at any earlier date.

      Each unit of the STRIDES Securities represents $10 principal amount of the STRIDES Securities. You may transfer the STRIDES Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the STRIDES Securities in the form of a global certificate, which will be held by The Depository Trust Company (otherwise known as DTC) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the STRIDES Securities by individual investors. You should refer to the section "Description of the STRIDES Securities--Depositary" in this prospectus supplement.

When will you receive interest?

      You will receive interest payments on the STRIDES Securities at a rate expected to be between 5.00% and 5.25% per year of the principal amount of each
unit, on February   and August   of each year, beginning August  , 1999. We
will determine the final interest rate on the date the STRIDES Securities are initially priced for sale to the public (the "Pricing Date") and disclose it to you in the final prospectus supplement delivered in connection with sales of the STRIDES Securities. If any interest payment date is not a Business Day, you will be paid on the following Business Day. "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is an Index Business Day.

What will you receive on the maturity date?

      On the maturity date, for each unit of the STRIDES Securities that you own, we will pay you an amount equal to the "Redemption Amount" which will equal the lesser of:

    . $12.50 (the "Capped Value"); and

             ( Ending Value )
    . $10  X (--------------)
             (Starting Value)

      "Ending Value" means the average of the values of the Index at the close of the market on five business days shortly before the maturity date. We may calculate the Ending Value by reference to fewer than five or even by reference to a single day's closing value if, during the period prior to the maturity date, there is a disruption in the trading of the stocks included in the Index or certain futures or options relating to the Index.

      "Starting Value" means the closing value of the Index on the Pricing Date. The actual Starting Value will be set forth in the final prospectus supplement delivered to you in connection with sales of the STRIDES Securities.

      You should understand that the opportunity to participate in the possible increases in the value of the Index through an investment in the STRIDES Securities is limited because the amount that you receive on the maturity date will never exceed the Capped Value (which represents an appreciation of 25% over the initial price of the STRIDES Securities). However, in the event that the value of the Index declines over the term of the STRIDES Securities, you will realize the entire decline in value of the STRIDES Securities and may therefore lose a part of your initial investment in the STRIDES Securities. For more information about risks associated with the STRIDES Securities, please see the section entitled "Risk Factors" in this prospectus supplement.

      For more specific information about the determination of the Ending Value and the Redemption Amount, please see the sections entitled "Description of the STRIDES Securities--Payment at Maturity" and "--Examples of Redemption Amount Calculations" in this prospectus supplement.

Who publishes the Index and what does the Index measure?

      The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks (the "Underlying Stocks") of non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market. The Index is currently calculated and published by The Nasdaq Stock Market, Inc. ("Nasdaq").

      Please note that an investment in the STRIDES Securities does not entitle you to any ownership interest in any of the Underlying Stocks.

How has the Index performed historically?

      Tables showing the closing value of the Index on the last business day of each month from January 1989 through January 1999 are provided in the section entitled "The Index--Historical Data" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What about taxes?

      The U.S. Federal income tax consequences of an investment in the STRIDES Securities are complex and uncertain. Pursuant to the terms of the STRIDES Securities, ML&Co. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize a STRIDES Security for all tax purposes as an investment unit consisting of a debt instrument of ML&Co. and a forward contract to acquire cash equivalent to the Redemption Amount. Under this characterization of the STRIDES Securities, for U.S. Federal income tax purposes, you will include payments of interest on the STRIDES Securities in income in accordance with your regular method of tax accounting. You should be required to recognize gain or loss to the extent that you receive cash on the maturity date. You should review the discussion under the section entitled "United States Federal Income Taxation" in this prospectus supplement.

Will the STRIDES Securities be listed on a stock exchange?

      We have applied to have the STRIDES Securities listed on the American Stock Exchange under the trading symbol "NML". You should be aware that listing of the STRIDES Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the STRIDES Securities. It is unlikely that the secondary market price of the STRIDES Securities will correlate exactly with the value of the Index. You should review the section entitled "Risk Factors--Uncertain trading market" in this prospectus supplement.

What is the role of MLPF&S?

      MLPF&S, our subsidiary, is the underwriter for the offering and sale of the STRIDES Securities. After the initial offering, MLPF&S intends to buy and sell STRIDES Securities to create a secondary market for beneficial owners of the STRIDES Securities, and may stabilize or maintain the market price of the STRIDES Securities during the initial distribution of the STRIDES Securities. However, MLPF&S will not be obligated to engage in any of these market activities, or continue them once it has started. For a more complete description of these activities, please see the section "Underwriting" in this prospectus supplement.

      MLPF&S also will be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S's status as our subsidiary and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., please see the section "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with an investment in the STRIDES Securities?

      Yes, an investment in the STRIDES Securities is subject to certain risks. Please review to the section entitled "Risk Factors" in this prospectus supplement.

                                  RISK FACTORS

      Your investment in the STRIDES Securities will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the STRIDES Securities is suitable for you.

General

      The STRIDES Securities combine features of equity and debt instruments. For example, like an equity instrument, your return will be based on the appreciation of the Underlying Stocks as reflected in the closing value of the Index. However, as a holder of the STRIDES Securities, you will not be entitled to receive dividends that would be payable on the Underlying Stocks if you had made a direct investment in such Underlying Stocks. In addition, like a debt instrument, you will receive a fixed interest payment on your STRIDES Securities on each interest payment date. However, the terms of the STRIDES Securities differ from the terms of ordinary debt securities in that the Redemption Amount payable on the maturity date is not a fixed amount, but is based on the closing value of the Index on five (or, under certain circumstances, fewer than five) Index Business Days shortly before the maturity date, subject to the Capped Value.

Your investment may result in a loss

      The STRIDES Securities are not principal-protected. Because the closing value of the Index is subject to market fluctuations, the amount of cash paid to you on the maturity date, determined as described below, may be more or less than the principal amount of your STRIDES Securities. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the initial issue price of each STRIDES Security, in which case your investment in the STRIDES Securities may result in a loss to you.

Your yield may be lower than the yield on a standard debt security of comparable maturity

      The interest payments and the amount we pay you at maturity may together be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ours with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return is capped and will not reflect the return of owning the stocks underlying the Index

      You should understand that the opportunity to participate in the possible increases in the value of the Index through an investment in the STRIDES Securities is limited because the amount that you receive on the maturity date will never exceed the Capped Value (which represents an appreciation of 25% over the initial issue price of the STRIDES Securities). However, in the event that the value of the Index declines over the term of the STRIDES Securities, you will realize the entire decline in value of the STRIDES Securities, and may lose a part of your investment in the STRIDES Securities. There is no assurance that the amount that you receive on the maturity date will be equal to or greater than the initial issue price of the STRIDES Securities. Accordingly, the value of the STRIDES Securities may decline and that decline could be substantial.

      In addition, your return will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks because the Index is calculated by reference to the prices of the Underlying Stocks without taking into consideration the value of dividends paid on such stocks.

Uncertain trading market

      We have applied to have the STRIDES Securities listed on the AMEX under the trading symbol "NML". There is no historical information to indicate how the STRIDES Securities will trade in the secondary market. Listing the STRIDES Securities on the AMEX does not necessarily ensure that a liquid trading market will develop for the STRIDES Securities. The development of a liquid trading market for the STRIDES Securities will depend on our financial performance and other factors such as the appreciation, if any, in the value of the Index. In addition, it is unlikely that the secondary market price of the STRIDES Securities will correlate exactly with the value of the Index.

      If the trading market for the STRIDES Securities is limited, there may be a limited number of buyers when you decide to sell your STRIDES Securities if you do not wish to hold your investment until the maturity date. This may affect the price you receive upon such sale.

Factors affecting the trading value of the STRIDES Securities

      The market value of the STRIDES Securities will be affected by the value of the Index and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be magnified or mitigated by the effect of another factor. The following paragraphs describe the expected effect on the market value of the STRIDES Securities given a change in a specific factor, assuming all other conditions remain constant.

  . Value of the Index. The market value of the STRIDES Securities will depend substantially on the amount by which the value of the Index exceeds or does not exceed the Starting Value. In general, the value of the STRIDES Securities will decrease as the value of the Index decreases and the value of the STRIDES Securities will increase (subject to the Capped Value) as the value of the Index increases. However, as the value of the Index increases or decreases, the value of the STRIDES Securities is not expected to increase or decrease at the same rate as the change in value of the Index. The value of the STRIDES Securities on the maturity date cannot be greater than the Capped Value, and therefore, the STRIDES Securities will generally not trade in the secondary market above the Capped Value. Additionally, political, economic and other developments that can affect the capital markets generally (and over which we have no control) and that affect the value of the Index will also affect the value of the STRIDES Securities.

  . Interest rates. In general, we anticipate that if U.S. interest rates increase, the trading value of the STRIDES Securities will decrease, and conversely, if U.S. interest rates decrease, the trading value of the STRIDES Securities will increase. Generally, fluctuations in interest rates will affect the U.S. economy and, in turn, the value of the Index. Rising interest rates may lower the value of the Index and, as a result, the value of the STRIDES Securities. Falling interest rates may increase the value of the Index and, as a result, may increase the value of the STRIDES Securities.

  . Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. Generally, if the volatility of the Index increases, we expect that the trading value of the STRIDES Securities will decrease and if the volatility of the Index decreases, we expect that the trading value of the STRIDES Securities will increase.

  . Time remaining to maturity. We believe that before the maturity date the STRIDES Securities will trade at a value above or below that which would be expected based on the value of the Index. Generally, as the time remaining to maturity decreases, the value of the STRIDES Securities will approach the Redemption Amount that would be payable at maturity based on the then current value of the Index. As a result, as the time remaining to maturity decreases, any discount or premium attributed to the trading value of the STRIDES Securities will diminish, increasing or decreasing the trading value of the STRIDES Securities, as applicable.

  . Dividend yields. Generally, if the dividend yield on the Underlying
    Stocks increases, we expect that the value of the STRIDES Securities will decrease, and conversely, if the dividend yield on the Underlying Stocks decreases, we expect that the value of the STRIDES Securities will increase.

  . Credit ratings. Actual or anticipated changes in our credit ratings may affect the market value of the STRIDES Securities.

      It is important for you to understand that a decrease in the trading value of the STRIDES Securities resulting from the effect of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the STRIDES Securities attributable to another factor, such as an increase in the value of the Index.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the STRIDES Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the STRIDES Securities than if it occurs earlier in the term of the STRIDES Securities. However, so long as the value of the Index is less than 25% above the Starting Value, we expect that the effect on the trading value of the STRIDES Securities of a given increase or decrease in the value of the Index will be greater if it occurs later in the term of the STRIDES Securities than if it occurs earlier in the term of the STRIDES Securities.

Potential conflicts

      The calculation agent for the STRIDES Securities is one of our subsidiaries. Under certain circumstances, MLPF&S's role as our subsidiary and its responsibilities as calculation agent for the STRIDES Securities could give rise to conflicts of interests between the calculation agent and the holders of the STRIDES Securities. Such conflicts could occur, for instance, in connection with its determination as to whether a Market Disruption Event (as defined in this prospectus supplement) has occurred. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into arrangements with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount and to pay interest. Such subsidiary expects to make a profit in connection with such arrangements. We did not seek competitive bids for such arrangements from unaffiliated parties.

Uncertain tax consequences

      You should also consider the tax consequences of investing in the STRIDES Securities, certain aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copying charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We will send you copies of our SEC filings, excluding exhibits, at no cost upon request. Please address your request to Lawrence M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, 12th Floor, New York, New York 10080-6512; telephone number (212) 602-8439.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                       RATIO OF EARNINGS TO FIXED CHARGES

      In 1998, we acquired the outstanding shares of Midland Walwyn Inc. ("Midland"), in a transaction accounted for as a pooling-of-interests. The following information has been restated, except as noted in note (a) below, as if we and Midland had always been combined.

      The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

                                       Year Ended Last Friday in   Nine Months
                                               December               Ended
                                      --------------------------- September 25,
                                      1993(a) 1994 1995 1996 1997     1998
                                      ------- ---- ---- ---- ---- -------------
Ratio of earnings to fixed charges...   1.4   1.2  1.2  1.2  1.2       1.1

(a) The effect of combining Midland did not change the ratios reported for the fiscal years 1994 through 1997 or for the nine months ended September 25, 1998, and the effect would not be material for the 1993 fiscal year.

      For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor.

                     DESCRIPTION OF THE STRIDES SECURITIES

General

      The STRIDES Securities are to be issued as a series of Senior Debt Securities under the Senior Indenture, referred to as the "1983 Indenture," which is more fully described in the accompanying prospectus.

      Upon the occurrence of an Event of Default with respect to the STRIDES Securities, beneficial owners of the STRIDES Securities may accelerate the maturity of the STRIDES Securities, as described under "Description of the STRIDES Securities--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--General--Events of Default" in the accompanying prospectus.

      The STRIDES Securities are to be issued in denominations of whole units.

      The STRIDES Securities do not have the benefit of any sinking fund.

Interest

      The STRIDES Securities will bear interest at a rate expected to be between 5.00% and 5.25% per annum of the principal amount of each unit from February , 1999, or from the most recent interest payment date to which interest has been paid or provided for, until the maturity date. We will determine the final interest rate on the Pricing Date and disclose it to you in the final prospectus supplement delivered in connection with sales of the STRIDES Securities. Interest on the STRIDES Securities will be payable in cash
semi-annually in arrears on February   and August   of each year, commencing
August  , 1999, to the persons in whose names the STRIDES Securities are
registered at the close of business on the January   and July     (whether or
not a Business Day) immediately preceding such interest payment date. Interest on the STRIDES Securities will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue as a result of such delayed payment.

Payment at Maturity

      The maturity date of the STRIDES Securities will be on August    , 2000.
On the maturity date, the beneficial owner of each STRIDES Security will receive, for each unit of the STRIDES Securities then held, the Redemption Amount in cash and accrued interest from the last interest payment date for which interest was paid.

      The "Redemption Amount" will be determined by the calculation agent and for each unit will equal the lesser of:

    .$12.50 (the "Capped Value"); and

                      ( Ending Value )
    . $10 per unit  X (--------------)
                      (Starting Value)

      The "Starting Value" means the Closing Value (as defined below) of the Index on the Pricing Date. We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with sales of the STRIDES Securities. The Ending Value will be determined by the calculation agent and will equal the average (arithmetic mean) of the Closing Values of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days in the Calculation Period, then the Closing Values used to determine the Ending Value will equal the average (arithmetic mean) of the Closing Values of the Index on such Calculation Days, and if there is only one Calculation Day, then the Ending Value will be equal to the Closing Value of the Index on such Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will be equal to the Closing Value of the Index determined on the last scheduled Calculation Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on such day.

      The "Calculation Period" means the period from and including the seventh scheduled Calculation Day prior to the maturity date to and including the second scheduled Calculation Day prior to the maturity date.

      "Calculation Day" means any Index Business Day on which a Market Disruption Event has not occurred.

      "Index Business Day" means any day on which the Nasdaq Stock Market, the New York Stock Exchange and the AMEX are open for trading and the Index or any Successor Index (as defined below) is calculated and published.

      "Market Disruption Event" has the meaning defined in the section entitled "--Adjustments to the Index; Market Disruption Events".

      "Closing Value" means the value of the Index or any Successor Index at the close of trading on any Index Business Day.

      "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in The City of New York are authorized or obligated by law to close and that is an Index Business Day.

      All determinations made by the calculation agent shall be at its sole discretion and, absent a determination by such calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the beneficial owners of the STRIDES Securities.

Examples of Redemption Amount Calculations

      Set forth below are three examples of Redemption Amount calculations:

"Example One--Ending Value is 30% less than Starting Value"

      Starting Value: 2,078.69

      Hypothetical Ending Value: 1,455.08

                                                   ( 1,455.08 )
     Redemption Amount (per unit)   =  $10.00  X   ( -------- )   =  $7.00
                                                   ( 2,078.69 )

    Redemption Amount (per unit) = $7.00

"Example Two--Ending Value is 10% greater than Starting Value"

      Starting Value: 2,078.69

      Hypothetical Ending Value: 2,286.56


                                                   ( 2,286.56 )
     Redemption Amount (per unit)   =  $10.00  X   ( -------- )   =  $11.00
                                                   ( 2,078.69 )

    Redemption Amount (per unit) = $11.00

"Example Three--Ending Value is 30% greater than Starting Value"

      Starting Value: 2,078.69

      Hypothetical Ending Value: 2,702.30

                                                   (  2,702.30  )              (Redemption Amount
     Redemption Amount (per unit)   =  $10.00  X   (  --------  )   =  $12.50  cannot be greater than
                                                   (  2,078.69  )              the Capped Value)

    Redemption Amount (per unit) = $12.50

Hypothetical Returns

      The following table illustrates, for a range of hypothetical Ending Values, (i) the percentage change over the Starting Value; (ii) the Redemption Amount payable per unit; (iii) the total rate of return to beneficial owners of the STRIDES Securities; (iv) the pretax annualized rate of return to beneficial owners of STRIDES Securities; and (v) the pretax annualized rate of return of the Underlying Stocks (which includes an assumed aggregate dividend yield of 0.11% per annum, as more fully described below).

                                Redemption Total Rate of    Pretax    Pretax Annualized
              Percentage Change   Amount     Return of    Annualized   Rate of Return
Hypothetical      Over the       Payable      STRIDES      Rate of    of the Underlying
Ending Value   Starting Value    per unit  Securities(1) Return(2)(3)   Stocks(3)(4)
------------  ----------------- ---------- ------------- ------------ -----------------
  1,039.35         -50.00%        $ 5.00      -42.31%      -34.73%         -41.17%
  1,143.28         -45.00%        $ 5.50      -37.31%      -29.83%         -36.04%
  1,247.21         -40.00%        $ 6.00      -32.31%      -25.20%         -31.22%
  1,351.15         -35.00%        $ 6.50      -27.31%      -20.81%         -26.66%
  1,455.08         -30.00%        $ 7.00      -22.31%      -16.63%         -22.32%
  1,559.02         -25.00%        $ 7.50      -17.31%      -12.64%         -18.19%
  1,662.95         -20.00%        $ 8.00      -12.31%       -8.81%         -14.23%
  1,766.89         -15.00%        $ 8.50       -7.31%       -5.14%         -10.44%
  1,870.82         -10.00%        $ 9.00       -2.31%       -1.60%          -6.80%
  1,974.76          -5.00%        $ 9.50        2.69%        1.82%          -3.28%
  2,078.69(5)        0.00%        $10.00        7.69%        5.12%           0.11%
  2,182.62           5.00%        $10.50       12.69%        8.32%           3.39%
  2,286.56          10.00%        $11.00       17.69%       11.42%           6.57%
  2,390.49          15.00%        $11.50       22.69%       14.44%           9.65%
  2,494.43          20.00%        $12.00       27.69%       17.36%          12.65%
  2,598.36          25.00%        $12.50       32.69%       20.22%          15.56%
  2,702.30          30.00%        $12.50       32.69%       20.22%          18.40%
  2,806.23          35.00%        $12.50       32.69%       20.22%          21.16%
  2,910.17          40.00%        $12.50       32.69%       20.22%          23.86%
  3,014.10          45.00%        $12.50       32.69%       20.22%          26.50%
  3,118.04          50.00%        $12.50       32.69%       20.22%          29.07%

--------
(1) The rates of return specified in this column assume a coupon yield of 5.125% per annum (the midpoint of the expected range of coupon yields on the STRIDES Securities).
(2) The annualized rates of return specified in this column assume a constant coupon yield of 5.125% per annum (the midpoint of the expected range of coupon yields on the STRIDES Securities) paid semi-annually and applied to the principal amount of each STRIDES Security.
(3) The annualized rates of return specified in these columns are calculated on a semi-annual bond equivalent basis.
(4) The rates of return specified in this column assume: (i) a constant dividend yield of 0.11% per annum, paid quarterly from the date of initial delivery of STRIDES Securities, applied to the value of the Index at the end of each such quarter assuming such value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; (ii) no transaction fees or expenses; (iii) a one and one-half year investment term; and (iv) a final Index value equal to the hypothetical Ending Value.
(5) This value is the hypothetical Starting Value for the purposes of this table only. The actual Starting Value will be determined on the Pricing Date of the STRIDES Securities.

      The above figures are for purposes of illustration only. The actual Redemption Amount received by investors and the total and pretax annualized rate of return resulting therefrom will depend entirely on the actual Ending Value determined by the calculation agent as provided herein. Historical data regarding the Index is included in this prospectus supplement under "The Index--Historical Data".

Adjustments to the Index; Market Disruption Events

      If at any time the method of calculating the Index, or the value thereof, is changed in any material respect, or if the Index is in any other way modified so that such Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had such changes or modifications not been made, then, from and after such time, the calculation agent shall, at the close of business in New York, New York, on each date that the Closing Value is to be calculated, make such adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if such changes or modifications had not been made, and calculate such Closing Value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of such Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Index), then the calculation agent shall adjust such Index in order to arrive at a value of the Index as if it had not been modified (e.g., as if such split had not occurred).

      "Market Disruption Event" means either of the following events; as determined by the calculation agent:

  (a) the suspension or material limitation on trading (limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent) on trading during significant market fluctuations shall be considered "material" for purposes of this definition), in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in 20% or more of the stocks which then comprise the Index; or

  (b) the suspension or material limitation on trading, in each case, for more than two hours of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in (A) futures contracts related to the Index, or options on such futures contracts, which are traded on any major U.S. exchange or
      (B) option contracts related to the Index which are traded on any major U.S. exchange.

      For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

Discontinuance of the Index

      If Nasdaq discontinues publication of the Index and Nasdaq or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to herein as a "Successor Index"), then, upon the calculation agent's notification of such determination to the Trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by Nasdaq or such other entity for the Index. Upon any selection by the calculation agent of a Successor Index, ML&Co. will cause notice thereof to be given to holders of the STRIDES Securities.

      If Nasdaq discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any such Calculation Day used to calculate the Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index prior to such discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, such Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. If the calculation agent calculates a value as a substitute for the Index, "Calculation Day" shall mean any day on which the calculation agent is able to calculate such value.

      If Nasdaq discontinues publication of the Index prior to the period during which the Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at such time, then on each Index Business Day until the earlier to occur of (a) the determination of the Ending Value and (b) a determination by the calculation agent that a Successor Index is available, the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The calculation agent will cause notice of each such value to be published not less often than once each month in "The Wall Street Journal" (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the STRIDES Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any STRIDES Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a STRIDES Security upon any acceleration permitted by the STRIDES Securities, with respect to each $10 unit thereof, will be equal to the principal amount and any accrued interest due thereon. If a bankruptcy proceeding is commenced in respect of the ML&Co., the claim of the beneficial owner of a STRIDES Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the STRIDES Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the STRIDES Securities.

      In case of default in payment of the STRIDES Securities (whether at any interest payment date, the maturity date or upon acceleration), from and after any such date the STRIDES Securities shall bear interest, payable upon demand
of the beneficial owners thereof, at the rate of    % per annum (to the extent
that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the STRIDES Securities to the date payment of such amount has been made or duly provided for.

Depositary

      Upon issuance, all STRIDES Securities will be represented by one or more fully registered global securities. Each such global security will be deposited with, or on behalf of, DTC (DTC, together with any successor thereto, being the "Depositary"), as Depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for STRIDES Securities in definitive form, no global security may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the STRIDES Securities represented by such global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owner of the STRIDES Securities represented by a global security will not be entitled to have the STRIDES Securities represented by such global securities registered in their names, will not receive or be entitled to receive physical delivery of the STRIDES Securities in definitive form and will not be considered the owners or holders thereof (as defined in the 1983 Indenture), including for purposes of receiving any reports delivered by ML&Co. or the Trustee pursuant to the 1983 Indenture. Accordingly, each beneficial owner of a global security must rely on the procedures of DTC and, if such person is not a participant of DTC, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      If (x) the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by ML&Co. within 60 days, (y) ML&Co. executes and delivers to the Trustee a Company Order to the effect that the global securities shall be exchangeable or (z) an Event of Default has occurred and is continuing with respect to the STRIDES Securities, the global securities will be exchangeable for STRIDES Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples thereof. Such definitive STRIDES Securities will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such global securities.

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the STRIDES Securities. The STRIDES Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global securities will be issued for the STRIDES Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of STRIDES Securities under the DTC system must be made by or through direct participants, which will receive a credit for the STRIDES Securities on the DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but such beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the STRIDES Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in STRIDES Securities, except in the event that use of the book-entry system for the STRIDES Securities is discontinued.

      To facilitate subsequent transfers, all STRIDES Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of STRIDES Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the STRIDES Securities; DTC's records reflect only the identity of the direct participants to whose accounts such STRIDES Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the STRIDES Securities. Under its usual procedures, DTC mails an Omnibus Proxy to ML&Co. as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the STRIDES Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and/or interest, if any, payments on the STRIDES Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the Trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants.

      DTC has advised ML&Co. that management of DTC is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems". DTC has informed direct and indirect participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

      However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's direct participants and indirect participants, and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

      According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

      DTC may discontinue providing its services as securities depositary with respect to the STRIDES Securities at any time by giving reasonable notice to ML&Co. or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, STRIDES Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for the accuracy thereof.

Same-Day Settlement and Payment

      Settlement for the STRIDES Securities will be made by the underwriter in immediately available funds. All payments of interest and the Redemption Amount will be made by ML&Co. in immediately available funds so long as the STRIDES Securities are maintained in book-entry form.

                                   THE INDEX

General

      The Nasdaq-100 Index(R) is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of the Nasdaq Stock Market. The Index was first published in January 1985 and includes companies across a variety of major industry groups. As of December 31, 1998, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: computer and office equipment (32.6%), computer software/services (30.2%), telecommunications (17.8%), retail/wholesale trade (8.0%), biotechnology (5.0%), services (2.4%), health care (2.1%), manufacturing (1.5%) and transportation (0.4%). The identity and capitalization weightings of the five largest companies represented in the Index as of December 31, 1998 were as follows: Microsoft Corporation (14.5%), Intel Corporation (8.4%), Cisco Systems, Inc. (6.4%), MCI WORLDCOM, Inc. (5.8%), and Dell Computer Corporation (4.2%). Current information regarding the market value of the Index is available from Nasdaq as well as numerous market information services. The Index is determined, comprised and calculated by Nasdaq without regard to the STRIDES Securities.

      The Index share weights of the component securities, or Underlying Stocks, of the Index at any time are based upon the total shares outstanding in each of the 100 securities in the Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Underlying Stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each Underlying Stock's influence on the value of the Index is directly proportional to the value of its Index share weight. At any moment in time, the value of the Index equals the aggregate value of the then current Index share weights of each of the component 100 Underlying Stocks multiplied by each such security's respective last sale price on the Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Index reporting purposes.

      After the close of trading on December 18, 1998, the Index share weights of the component securities in the Index were rebalanced in accordance with the modified capitalization weighted methodology implemented on such date. Hence, the performance of the Index after December 18, 1998 will reflect the performance of the securities in the Index as calculated in accordance with the revised Index methodology.

Computation of the Index

"Underlying Stock Eligibility Criteria and Annual Ranking Review"

      To be eligible for inclusion in the Index, a security must be traded on the Nasdaq National Market tier of the Nasdaq Stock Market and meet the following criteria:

    (1) the security must be of a non-financial company;

    (2) only one class of security per issuer is allowed;

    (3) the security may not be issued by an issuer currently in bankruptcy proceedings;

    (4) the security must have average daily trading volume of at least 100,000 shares per day;

    (5) the security must have "seasoned" on the Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

    (6) if a security would otherwise qualify to be in the top 25% of the issuers included in the Index by market capitalization, then a one year "seasoning" criteria would apply;

    (7) if the security is of a foreign issuer, the company must have a worldwide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume on the Nasdaq Stock Market of at least 200,000 shares per day; in addition, foreign securities must be eligible for listed options trading; and

    (8) the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being listed on the Nasdaq Stock Market within the next six months.

      These Index eligibility criteria may be revised from time to time by the National Association of Securities Dealers, Inc. without regard to the STRIDES Securities.

      The Underlying Stocks are evaluated annually as follows (such evaluation is referred to herein as the "Annual Ranking Review"). Securities listed on the Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Index-eligible securities which are already in the Index and which are in the top 150 eligible securities (based on market value) are retained in the Index provided that such security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Index-eligible securities not currently in the Index which have the largest market capitalization. The list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Underlying Stock is no longer traded on the Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the Index, the security will be replaced with the largest market capitalization security not currently in the Index and meeting the Index eligibility criteria listed above.

      In addition to the Annual Ranking Review, the securities in the Index are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is ordinarily made to the Index on the evening prior to the effective date of such corporate action. Otherwise, if the change in total shares outstanding is less than 5%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Index share weights for such Underlying Stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Underlying Stocks. Ordinarily, whenever there is a change in Index share weights or a change in a component security included in the Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change.

"Rebalancing of the Index"

      Effective after the close of trading on December 18, 1998, the Index has been calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Index by a few large stocks); (3) reduce Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Underlying Stocks from necessary weight rebalancings.

      Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the Underlying Stocks are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Index (i.e., as a 100-stock index, the average percentage weight in the Index is 1.0%).

      Such quarterly examination will result in an Index rebalancing if either one or both of the following two weight distribution requirements are not met:
(1) the current weight of the single largest market capitalization Underlying Stock must be less than or equal to 24.0% and (2) the "collective weight" of those Underlying Stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%.

      If either one or both of these weight distribution requirements are not met upon quarterly review, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Underlying Stock exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Underlying Stock to be set to 20.0%. Second, relating to weight distribution requirement
(2) above, for those Underlying Stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by just enough for the "collective weight," so adjusted, to be set to 40.0%.

      The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be redistributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Underlying Stock in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Index.

      In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

      Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) and/or weight distribution requirement (2).

      Then, to complete the rebalancing procedure, once the final percent weights of each Index Security are set, the Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Index divisor will be made to ensure continuity of the Index.

      Effective after the close of trading on December 18, 1998, the Index was rebalanced in accordance with the above methodology. As a result of the rebalancing, the Index share weights of the five (5) stocks whose unadjusted weights were in excess of 4.5% were adjusted downwards on such date. As of the close of trading on December 31, 1998, the weights of these five stocks in the Index as rebalanced, in relation to what they would have been if the Index were not rebalanced, were as follows: Microsoft Corporation (14.5% vs. 22.5%), Intel Corporation (8.4% vs. 12.8%), Cisco Systems, Inc. (6.4% vs. 9.5%), MCI WORLDCOM, Inc. (5.8% vs. 8.5%), and Dell Computer Corporation (4.2% vs. 6.1%).

Historical Data

      The following table sets forth the level of the Index at the end of each month, in the period from January 1989 through January 1999. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the STRIDES Securities may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the STRIDES Securities.

                          1989   1990   1991   1992   1993   1994   1995   1996    1997     1998     1999
                         ------ ------ ------ ------ ------ ------ ------ ------ -------- -------- --------
January................. 186.47 201.94 232.43 338.32 370.56 413.99 405.33 591.82   921.55 1,071.13 2,127.19
February................ 183.79 207.92 250.12 345.88 351.14 412.17 432.50 622.83   850.46 1,194.13      --
March................... 185.87 213.15 264.91 323.05 359.42 382.96 447.15 609.69   797.06 1,220.66      --
April................... 200.47 205.82 263.66 307.86 339.95 373.25 469.56 666.73   874.74 1,248.12      --
May..................... 214.55 236.15 279.00 315.30 368.11 378.85 488.10 692.39   958.85 1,192.07      --
June.................... 204.59 238.46 254.20 301.23 366.13 360.30 538.03 677.30   957.30 1,337.34      --
July.................... 214.28 223.39 272.16 310.90 352.87 370.16 568.88 636.01 1,107.03 1,377.26      --
August.................. 222.01 193.62 287.41 299.26 372.65 397.90 576.77 663.57 1,074.17 1,140.34      --
September............... 226.42 177.06 287.54 313.19 382.72 393.85 585.08 737.58 1,097.17 1,345.48      --
October................. 222.62 172.56 292.51 329.16 390.99 413.05 598.78 751.99 1,019.62 1,400.52      --
November................ 224.45 192.66 284.79 350.96 386.76 404.82 593.72 834.01 1,050.51 1,557.96      --
December................ 223.84 200.53 330.86 360.19 398.28 404.27 576.23 821.36   990.80 1,836.01      --

      The following graph sets forth the historical performance of the Index at the end of each month, in the period from January 1989 through January 1999. Past movements of the Index are not necessarily indicative of the future Index values. On February 2, 1999, the Closing Value of the Index was 2,078.69.

 [The graph sets forth the performance of the Index from January 1989 through January 1999. The vertical axis has a range of numbers from 0 to 2,500 in increments of 500. The horizontal axis has a range of years from January
               1989 to January 1999 in increments of one month.]

      This graph is for historical information only and should not be used or interpreted as a forecast or indication of future stock market performance, interest rate levels or variable returns applicable to the STRIDES Securities.

License Agreement

      The Nasdaq Stock Market, Inc. and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of the right to use the Index in connection with certain securities, including the STRIDES Securities.

      The license agreement between Nasdaq and ML&Co. provides that the following language must be stated in this prospectus supplement:

   "The STRIDES Securities are not sponsored, endorsed, sold or promoted by, The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affilaites, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the STRIDES Securities. The Corporations make no representation or warranty, express or implied to the owners of the STRIDES Securities or any member of the public regarding the advisability of investing in securities generally or in the STRIDES Securities particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to ML&Co. is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to ML&Co. or the STRIDES Securities. Nasdaq has no obligation to take the needs of ML&Co. or the owners of the STRIDES Securities into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the STRIDES Securities to be issued or in the determination or calculation of the equation by which the STRIDES Securities is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the STRIDES Securities.

   "The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index(R) or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by ML&Co., owners of the STRIDES Securities, or any other person or entity from the use of the Nasdaq-100 Index(R) or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index(R) or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.""

      All disclosures contained in this prospectus supplement regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Nasdaq. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of such information.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds to be received by ML&Co. from the sale of the STRIDES Securities will be used for general corporate purposes and, in part, by ML&Co. or one or more of its affiliates in connection with hedging ML&Co.'s obligations under the STRIDES Securities. See also "Use of Proceeds" in the accompanying prospectus.

                     UNITED STATES FEDERAL INCOME TAXATION

      The following discussion is based upon the opinion of Brown & Wood LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. Federal income taxation of instruments such as the STRIDES Securities is technical and complex, the discussion below necessarily represents only a general summary. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with STRIDES Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding STRIDES Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the STRIDES Securities should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the STRIDES Securities arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a STRIDES Security that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States Federal income tax regardless of its source (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a STRIDES Security is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause
(iv) above in existence on August 20, 1996 that elect to be treated as a United States person will also be a U.S. Holder for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a STRIDES Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. Federal income tax purposes, of the STRIDES Securities or securities with terms substantially the same as the STRIDES Securities. Accordingly, the proper U.S. Federal income tax characterization and treatment of the STRIDES Securities is uncertain. Pursuant to the terms of the STRIDES Securities, ML&Co. and every holder of a STRIDES Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a STRIDES Security for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of ML&Co. (the "Debt Instrument") with a fixed principal amount unconditionally payable on the maturity date equal to the principal amount of the STRIDES Securities and bearing stated interest at the Interest Rate and
(ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to ML&Co. in exchange for the right to receive cash at maturity linked to the Index. In the opinion of Tax Counsel, such characterization and tax treatment of the STRIDES Securities, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. Furthermore, based on ML&Co.'s determination of the relative fair market values of the Components at the time of issuance of the STRIDES Securities, it is anticipated that ML&Co. will allocate the entire issue price of the STRIDES Securities to the Debt Instrument and none of the issue price to the Forward Contract. ML&Co.'s allocation of the issue price will be binding on a U.S. Holder of a STRIDES Security, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from ML&Co.'s. The treatment of the STRIDES Securities described above and ML&Co.'s allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the STRIDES Securities or instruments similar to the STRIDES Securities for U.S. Federal income tax purposes, and no ruling is being requested from the IRS with respect to the STRIDES Securities.

      Due to the absence of authorities that directly address instruments that are similar to the STRIDES Securities, significant aspects of the U.S. Federal income tax consequences of an investment in the STRIDES Securities are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a STRIDES Security (including alternative characterizations of a STRIDES Security) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. Federal income tax purposes.

Tax Treatment of a STRIDES Security

      "Interest on the Debt Instrument." As described above, the Debt Instrument is treated as bearing interest at a stated rate of % per annum. A U.S. Holder will include "qualified stated interest" equal to the stated interest on the STRIDES Securities in income in accordance with the U.S. Holder's method of accounting for U.S. Federal income tax purposes. Based on ML&Co.'s determination set forth above, the U.S. Holder's tax basis in the Debt Instrument would initially be 100% of the issue price.

      However, if less than the entire issue price is allocated by ML&Co. to the Debt Instrument, the U.S. Holder's tax basis in the Debt Instrument would initially be the portion of the issue price allocated to the Debt Instrument and the Debt Instrument could be subject to the "original issue discount" rules. In such a case, each U.S. Holder, including a taxpayer who otherwise used the cash method of accounting, would be required to include original issue discount ("OID") on the Debt Instruments in income as it accrues, in accordance with a constant yield method based on a compounding of interest. Such method would generally cause the U.S. Holder to include OID in each accrual period in an amount equal to the product of the adjusted issue price of the Debt Instrument at the beginning of the accrual period and the yield of the Debt Instrument, less the amount of any qualified stated interest allocable to the accrual period. Because the yield on the Debt Instrument would be higher than the stated interest rate, the amount of income recognized by the U.S. Holder would generally be more than the stated interest paid to the U.S. Holder and could increase during the term of the Notes.

      "Settlement of the Forward Contract." Upon the final settlement of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the principal amount of the Debt Instrument toward the exchange for the cash payment of the Redemption Amount at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Contract Payment Amount.

      U.S. Holders should note that it is uncertain whether any gain or loss recognized upon the final settlement of the Forward Contract for cash would be capital gain or loss or ordinary income or loss. The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income, and certain U.S. Holders may be subject to lower U.S. Federal income tax rates with respect to long-term capital gain than with respect to ordinary income. U.S. Holders should consult their tax advisors with respect to the treatment of gain or loss on a STRIDES Security.

Sale or Exchange of the STRIDES Securities

      Upon a sale or exchange of a STRIDES Security prior to the maturity of the STRIDES Securities, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be long-term or short-term capital gain or loss (depending on the U.S. Holder's holding period for the STRIDES Securities). For these purposes, the amount realized does not include any amount attributable to accrued interest on the Debt Instrument, which would be taxed as described under "Tax Treatment of a STRIDES Security-- Interest on the Debt Instrument" above.

Possible Alternative Tax Treatments of an Investment in a STRIDES Security

      Due to the absence of authorities that directly address the proper characterization of the STRIDES Securities, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the U.S. Federal income tax consequences of owning a STRIDES Security under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations").

      ML&Co. will take the position that the Contingent Payment Regulations do not apply to the STRIDES Securities. If the IRS were successful in asserting that the Contingent Payment Regulations applied to the STRIDES Securities, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue as OID, subject to the adjustments described below, income at a "comparable yield" on the issue price, regardless of the U.S. Holder's usual method of accounting for U.S. Federal income tax purposes. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts (including upon receipt of the Redemption Amount at maturity). Furthermore, any gain realized with respect to a STRIDES Security would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's prior ordinary income inclusions (which were not previously reversed) with respect to the STRIDES Securities.

      Even if the Contingent Payment Regulations do not apply to the STRIDES Securities, other alternative U.S. Federal income characterizations or treatments of the STRIDES Securities are also possible, which may also affect the timing and the character of the income or loss with respect to the STRIDES Securities. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. Federal income tax consequences of an investment in a STRIDES Security.

Proposed Legislation

      On February 4, 1998, Representative Barbara Kennelly released H.R. 3170 (the "Kennelly Bill"), which, if enacted, would treat a taxpayer owning certain types of derivative positions in property as having "constructive ownership" of that property, with the result that all or a portion of any long-term capital gain recognized by such taxpayer with respect to the derivative position would be recharacterized as short-term capital gain. It is unclear whether, if enacted in its present form, the Kennelly Bill would apply to a STRIDES Security. If the Kennelly Bill were to apply to a STRIDES Security, the effect on a U.S. Holder of a STRIDES Security would be to treat all or a portion of any long-term capital gain recognized by such U.S. Holder on sale or maturity of the STRIDES Securities as short-term capital gain, but only to the extent such long-term capital gain exceeds the long-term capital gain that would have been recognized by such U.S. Holder if the U.S. Holder had acquired Underlying Stocks themselves on the issue date of the STRIDES Securities and disposed of the Underlying Stocks upon disposition of the STRIDES Securities. In addition, the Kennelly Bill would impose an interest charge on the gain that was recharacterized on the sale or maturity of the STRIDES Securities. As proposed, the Kennelly Bill would be effective for gains recognized after the date of enactment.

U.S. Holders should consult their tax advisors regarding the potential application of the Kennelly Bill or any similar proposal to the purchase, ownership and disposition of a STRIDES Security.

Non-U.S. Holders

      Based on the treatment of each STRIDES Security as an investment unit consisting of the Debt Instrument and the Forward Contract, in the case of a non-U.S. Holder, payments of interest made with respect to the STRIDES Securities should not be subject to United States withholding tax, provided that such non-U.S. Holder complies with applicable certification requirements and that such payments are not effectively connected with a United States trade or business of such non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a STRIDES Security by a non-U.S. Holder will generally not be subject to United States Federal income tax if (i) such gain is not effectively connected with a United States trade or business of such non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States and such individual does not have a "tax home" (as defined for United States Federal income tax purposes ) in the United States.

      As discussed above, alternative characterizations of the STRIDES Securities for United States Federal income tax purposes are possible. Should an alternative characterization of the STRIDES Securities, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the STRIDES Securities to become subject to withholding tax, ML&Co. will withhold tax at the statutory rate. Prospective non-U.S. Holders of the STRIDES Securities should consult their own tax advisors in this regard.

Backup Withholding and Information Reporting

      A beneficial owner of a STRIDES Security may be subject to information reporting and to backup withholding at a rate of 31% of certain amounts paid to the beneficial owner unless such beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

New Withholding Regulations

      On October 6, 1997, the Treasury Department issued new regulations which make certain modifications to the withholding, backup withholding and information reporting rules described above. The new regulations attempt to unify certification requirements and modify reliance standards. The new regulations will generally be effective for payments made after December 31, 1999, subject to certain transitional rules. Prospective investors are urged to consult their own tax advisors regarding the new regulations.

                                  UNDERWRITING

      MLPF&S, the underwriter of the offering, has agreed, subject to the terms and conditions of the Underwriting Agreement and a Terms Agreement, to purchase from ML&Co. $25,000,000 aggregate principal amount of STRIDES Securities. The Underwriting Agreement provides that the obligations of the underwriter are subject to certain conditions precedent and that the underwriter will be obligated to purchase all of the STRIDES Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the STRIDES Securities directly to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the STRIDES Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part.

      The underwriting of the STRIDES Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      In connection with the offering, the underwriter is permitted to engage in certain transactions that stabilize the market price of the STRIDES Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the market price of the STRIDES Securities.

      If the underwriter creates a short position in the STRIDES Securities in connection with the offering, i.e., if they sell more units of the STRIDES Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing the units of the STRIDES Securities in the open market.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the market price of the security to be higher than it might be in the absence of such purchases. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the STRIDES Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      The underwriter may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the STRIDES Securities. The underwriter may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                       VALIDITY OF THE STRIDES SECURITIES

      The validity of the STRIDES Securities will be passed upon for ML&Co. and for the underwriter by Brown & Wood LLP, New York, New York.

                         INDEX OF CERTAIN DEFINED TERMS

                                                                            Page
                                                                            ----
Business Day............................................................... S-3
Calculation Day............................................................ S-11
Calculation Period......................................................... S-11
Capped Value............................................................... S-3
Closing Value.............................................................. S-11
Depositary................................................................. S-15
Ending Value............................................................... S-3
Index...................................................................... S-3
Index Business Day......................................................... S-11
Market Disruption Event.................................................... S-14
ML&Co...................................................................... S-2
MLPF&S..................................................................... S-2
Nasdaq..................................................................... S-4
Nasdaq-100 Index........................................................... S-3
Pricing Date............................................................... S-3
Redemption Amount.......................................................... S-3
Starting Value............................................................. S-3
Successor Index............................................................ S-14
Underlying Stocks.......................................................... S-4

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                                    [LOGO]

                                2,500,000 Units

                           Merrill Lynch & Co., Inc.

                     STock Return Income DEbt Securities SM
                               due August  , 2000
                             "STRIDES SM Securities"
                 Linked to the value of the Nasdaq-100 Index(R)

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.

                                February  , 1999

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